
LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03022510

May 19, 2003

* Filing No. : 82-3857

SUPPL

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

- Quarterly Report (1Q 2003) May 15, 2003
- New Investment May 17, 2003

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,



K.O. Kim
Senior Manager
International Finance Group


PROCESSED
JUN 19 2003
THOMSON
FINANCIAL
SEC MAIL PROCESSING
RECEIVED
MAY 29 2003
WASH, D.C. SECTION

Quarterly Report (1Q 2003)

1. Operations Summary

- Sales increased by 17.2% over last year in spite of a weak local market and the Iraq situation due to increase in sales of high value-added products, increase in PDP module sales, high growth in premium appliance sales, and increase in CDMA orders from large US businesses
- Domestic sales fell by 6.5% due to weakness in the local market, especially handsets

2. Estimated Local Market Share by Product Line

Product	1Q 2003	1Q 2002	2002 Full Year	2001 Full Year
Color Television	53.0%	49.8%	48.6%	48.9%
VCR	54.2%	47.0%	46.3%	47.7%
Refrigerator	53.5%	50.0%	47.4%	47.0%
Washing Machine	59.5%	49.9%	50.2%	46.7%
Microwave Oven	56.6%	51.4%	50.0%	47.8%
Air Conditioner	68.1%	47.8%	46.3%	44.2%
Mobile Handset	24.4%	24.7%	24.6%	25.5%

3. Price Trends for Major Products (Units: KRW, USD)

Product Line		1Q 2003	2002	2001
Room Air Conditioner	Domestic	KRW 308,744	KRW 343,944	KRW 387,011
	Export	KRW 199,963	KRW 251,937	KRW 267,050
Refrigerator	Domestic	KRW 514,601	KRW 599,323	KRW 602,666
	Export	KRW 263,985	KRW 223,301	KRW 220,290
Washing Machine	Domestic	KRW 440,802	KRW 454,921	KRW 390,241
	Export	KRW 167,463	KRW 208,368	KRW 211,501
Strorage Devices	Domestic	KRW 52,209	KRW 51,752	KRW 50,374
	Export	USD 41	USD 43	USD 51
CRT Monitor	Domestic	KRW 219,101	KRW 213,661	KRW 255,000
	Export	USD 118	USD 114	USD 136
Television	Domestic	KRW 544,020	KRW 487,041	KRW 423,015
	Export	USD 643	USD 503	USD 323
VCR	Domestic	KRW 150,900	KRW 159,000	KRW 173,475
	Export	USD 55	USD 55	USD 62
Plasma Display Panel	Domestic	KRW 1,462,423	KRW 1,558,583	-
	Export	USD 1,388	USD 1,309	-
CDMA Handset	Domestic	KRW 294,881	KRW 300,100	KRW 265,000
	Export	USD 134	USD 139	
Notebook Computer	Domestic	KRW 1,350,000	-	-
	Export	1,174,700	1,465,000	1,498,000

4. Status of Major Inputs (Units: KRW, %)

Division	Purchase	Item	Usage	Purchase (%) *
Digital Appliances	Materials	Steel	Casing	KRW 77,648 (8.3%)
		Resin	Injection Molding	KRW 48,617 (5.2%)
Digital Display & Media	Materials	Pick-up	Storage Device Part	KRW 67,986 (6.0%)
		IC	Storage Device Part	KRW 104,665 (10.0%)
		LCD MODULE	Monotor Part	KRW 135,454 (12.0%)
		CPT	TV Part	KRW 71,879 (7.0%)
		IC	TV Part	KRW 68,643 (6.0%)
		PDP	TV Part	KRW 80,880 (7.0%)
Information & Communications	Materials	Qualcomm Chip	Production Material	KRW 144,453 (22.5%)
		CDMA LCD	Production Material	KRW 118,453 (18.5%)
		GSM LCD	Production Material	KRW 46,546 (15.9%)
		PC LCD	Production Material	KRW 68,883 (17.6%)
		CPU	Production Material	KRW 57,988 (14.8%)

* Percentage of total purchased by division

5. Price Trends for Major Inputs (Units: KRW, USD)

Item		1Q 2003	2002	2001
냉연강판	Domestic	KRW 825	KRW 771	KRW 661
	Imported	-	-	-
ABS Resin	Domestic	KRW 1,328	KRW 1,183	KRW 1,242
	Imported	-	-	-
Pick-up	Domestic	-	-	-
	Imported	USD 13	USD 12	USD 13
LCD	Domestic	-	-	-
	Imported	USD 177	USD 170	USD 230
CPT	Domestic	KRW 128,647	KRW 131,880	KRW 147,560
	Imported	USD 107	USD 109	USD 124
Qualcomm Chip	Domestic	-	-	-
	Imported	USD 9	USD 15	-
GSM Handset Memory	Domestic	-	-	-
	Imported	USD 10	USD 11	-

6. Rate of Operation (Units: 100 million KRW, %)

Division	Capacity	Actual Operation	Operation %
Digital Appliances	17,381	15,034	86%
Digital Display & Media	12,847	13,913	108%
Information & Communications	24,488	16,317	67%
Total	54,716	45,264	87%

7. Sales Results by Major Product Line (Units: 100 million KRW)

Product Line		2003 Q1	2002 Q1	2002
Monitor	Domestic	495	599	1,414
	Export	2,385	2,834	8,152
	Total	2,880	3,433	9,566
Television	Domestic	1,788	1,417	4,895
	Export	4,019	2,539	8,848
	Total	5,807	3,956	13,743
Refrigerator	Domestic	1,191	1,151	6,265
	Export	1,668	1,113	3,847
	Total	2,859	2,264	10,112
Air Conditioner	Domestic	1,411	1,820	4,387
	Export	4,889	5,055	5,748
	Total	6,300	6,875	10,135
CDMA	Domestic	2,151	2,848	8,232
	Export	6,842	3,894	13,803
	Total	8,993	6,742	22,035
PC	Domestic	119	409	987
	Export	4,127	2,814	8,687
	Total	4,246	3,223	9,674

8. Foreign Currency Positions (Units: 1000 eUSD)

Currency	Spot Position			Future Position		
	Spot Position	Spot F/C Asset	Spot F/C Liability	Future Position	Future Asset	Future Liability
USD	-185,857	629,987	815,844	-42,000		42,000
JPY	-254,802	8,507	263,308			
DEM	-180		180			
GBP	78	2,504	2,425			
EURO	14,244	40,757	26,513	-4,089		4,089
CAD	1,791	3,580	1,789			
CHF	-33		33			
HKD	-1		1			
SEK	519	614	95			
AUD	-3,273	3,523	6,796			
DKK	-44		44			
NOK						
SAR						
KWD						

BHD						
AED						
SGD	-2		2			
MYR						
NZD						
CNY	-109		109			
THB						
IDR						
Other	754	834	80			
Purchase	690,306	690,306				
Sell	1,117,219		1,117,219	-46,089		46,089
Position	-426,915	690,306	1,117,219	-46,089		46,089

9. Current Order Status

(Units: 1000 units, 100 million KRW)

Product	Order Date	Delivery Date	Order Amt.		Already Delivered		Undelivered	
			Units	Amt.	Units	Amt.	Units	Amt.
V-4200 Ser	10-2000		207,000	12,792	24,570	1,674	182,430	11,118
V-C7050 Ser	11-2002		50,000	3,500	11,790	1,079	38,210	2,421
Storage device	1~3-2003		4305	2115	4305	2115		
PCB			358	739	358	739		
PDP	2H 2002	2003 End	119	1847	51	821	68	1026
DCN	1~2-2003			45		45		
PCS	2~3-2003			513		216		297
1x/EV-DO	3-2003			107				107
1x/EV-DO(Export)	3-2003			56				56
Communications Systems	11-2002~3-2003	6-2003		417		343		74
Car Phone				249		249		
PBX				100		91		107
VOIP/Other				17		15		23
Telephone				185		185		
Total				22,682		7,572		15,229

10. Current Investment

(Units: 100 million KRW)

Division	Class	Investment Period	Investment	Total Scope	Already Invested	To be Invested
Digital Appliances	New Investment	2003	Machine, Form	56	3	53
	Expansion	2003	Machine, Form	0	0	0
	New Models	2003	Machine, Form	886	131	755
	Replacement	2003	Tools, Equipment	184	27	157
	Rationalization	2003	Machine, Form	353	52	301
	Ordinary Support	2003	Equipment	541	177	364
	Sub-Total			2,020	390	1,630
Digital Display & Media	DS	2003	Combo/RW/DVD	124	17	107
	DAV	2003	Machine	244	196	48
	DMC	2003	SR Line	26	26	0
	DRM	1H 2003	Replacement	35	4	31
	PDP	2002~2003	Fab 2	1,570	147	1,423
	Sub-Total			1,999	390	1,609
Information & Communications	CDMA	2003	Machine Equipment	203	106	97
	GSM	2001~2003	Machine Equipment	505	50	97
	Key Phone/PBX	2003	Machine Equipment	38	4	34
	Communications Equipment	2003	Machine Equipment	24	0	24
	Sub-Total			770	160	252
Total				4,789	940	3,491

11. Planned Future Investment

(Units: 100 million KRW)

Division	Project	Total	Investment by Year		
			2003	2004	2005
Digital Appliances	-	2,020	2,020	-	-
	Sub-Total	2,020	2,020	-	-
Digital Display & Media	DS	326	126	100	100
	Monitor	8.9	8.9		
	DAV	1,274	452	420	403
	DMC	576	140	203	233
	DRM	38	38	-	-
	PDP	5,770	1,570	3,650	550
	Sub-Total	7,993	2,335	4,373	1,286
Information & Communications	CDMA	314	314	-	-
	GSM	510	147	167	196
	Key Phone/PBX	125	38	42	46
	Comm Equipment	24	24		
	Sub-Total	973	523	209	242
Total		10,986	4,878	4,582	1,528

12. Research & Development Expenses

(Units: 100 million KRW)

Division		1Q 2003	2002	2001
Capitalized	Materials	0	4,321	28,318
	Labor	0	10,239	21,656
	Depreciation	0	4,410	5,487
	Contract Work	0	761	1,785
	Other	0	34,780	61,840
	Sub-Total	0	54,512	119,086
Expensed		183,237	523,862	559,136
Total		183,237	578,374	678,222
% of Sales		3.50%	4.20%	4.10%

New Facility Investment

1. Intent of Facilities	3rd fab production line for plasma display panels
2. Scope of Investment	330,000,000,000 KRW
- Stock capital as of the end of 2002	783,961,275,000 KRW
- Investment as a % of stock capital	42.09%
3. Funding Method	Internally generated funds
4. Production Details	750,000 plasma display panels per month
5. Reason for Investment	Increase in production capacity in response to quick market growth
6. Term of Investment	May 2003 ~ September 2004
7. Location of Investment	Industrial Complex, Kumi City, South Korea
8. Date of Decision	May 16, 2003
- Presence of Independent Directors	All four independent directors were present
- Presence of Auditor	Present